AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO

GUARANTEED INTEREST SPECIAL DOLLAR COST AVERAGING

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary.

In this Endorsement, “we”, “our”, and “us” mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner.

SPECIAL DOLLAR COST AVERAGING PROGRAM

You may elect to participate in a Special Dollar Cost Averaging (“DCA”) Program at any time.

Under a Special Dollar Cost Averaging Program you allocate all of your Contribution to an interest bearing account for the program. We transfer a portion of each amount allocated to the account (including accrued interest) to the Investment Options according to your allocation instructions on a systematic [monthly] basis, such that all amounts are transferred out of the account by the end of the program. Your transfer percentages must comply with the Investment Option Allocation Limits shown in your Contract. Your allocation instructions for the Special Dollar Cost Averaging Program will be the same as your allocation instructions we have on file for your Contract. Changes to your allocation instructions will cause a change in the destination Investment Options under a Special Dollar Cost Averaging Program accordingly. Transfers will be made on a first-in first-out (fifo) basis. Each program is for a [three, six, or twelve month] period or such other period we may make available to you in the future. The minimum initial amount that you may allocate to a Special Dollar Cost Averaging program is [$2,000.] You may elect to make subsequent Contributions to an existing Special Dollar Cost Averaging Program [in the first Contract Year]. The minimum subsequent Contribution amount that may be made to an existing program is [$250.] Subsequent Contributions to an existing Special Dollar Cost Averaging Program will not extend the expiration date of that program.

You may have only one Special Dollar Cost Averaging Program in effect at a time. At the expiration of a Special Dollar Cost Averaging Program, you may start a new program with a new Contribution [in the first Contract Year].

Any amount held in an account for Special Dollar Cost Averaging becomes part of our general assets, which support the guarantees of this Contract and other contracts. We will credit the amount of each Contribution allocated to and remaining in an account for Special Dollar Cost Averaging with interest at the effective annual rate that was applicable to your program on the Transaction Date of the Contribution. We may set different rates for programs of different duration.

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Transfer Rules

You may not transfer Annuity Account Value into a Special Dollar Cost Averaging Program. You may not transfer a Special Dollar Cost Averaging Program into another Special Dollar Cost Averaging Program. Amounts transferred into the Guaranteed Interest Option may not exceed any limits described in the Data Pages. Any request by you to transfer amounts out of an account for Special Dollar Cost Averaging, other than your regularly scheduled transfers to the Investment Options as part of a Special Dollar Cost Averaging Program, will terminate that Special Dollar Cost Averaging Program. Any amount remaining in the account for Special Dollar Cost Averaging after such a transfer will be transferred to your other Investment Options according to your then current allocation instructions.

Effect of Withdrawals

Any withdrawal from an account for Special Dollar Cost Averaging, other than a withdrawal for fees or withdrawals under our Automatic Required Minimum Distribution Service program, will terminate that Special Dollar Cost Averaging Program. Any amounts remaining in the account for Special Dollar Cost Averaging after such a withdrawal will be transferred to your other Investment Options according to your then current allocation instructions.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer]	Karen Field Hazin, Vice President, Secretary and Associate General Counsel]

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